
15007844


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 19 2015
WASH. D.C.
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-16109

CORRECTIONS CORPORATION OF AMERICA 401(k) SAVINGS AND RETIREMENT PLAN
(Full title of the Plan)

CORRECTIONS CORPORATION OF AMERICA
(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215
(Address and zip code of principal executive offices of the issuer)

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2014

CONTENTS



HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Corrections Corporation of America 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

www.hancockaskew.com

275 Scientific Drive
Suite 2500
Norcross, GA 30092
T | 770-246-0793
F | 678-992-1515

The accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

Hancock Askew & Co., LLP

Hancock Askew & Co., LLP

Norcross, Georgia
June 16, 2015

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:		
INVESTMENTS, at fair value	$280,745,268	$267,760,471
RECEIVABLES:		
Employer contributions	784,961	829,401
Participant contributions and loan payments	2,189	955
Notes receivable from participants	16,686,179	16,520,428
Total receivables	17,473,329	17,350,784
	298,218,597	285,111,255
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(152,109)	(93,782)
NET ASSETS AVAILABLE FOR BENEFITS	$298,066,488	$285,017,473

See accompanying Notes to Financial Statements.

CORRECTIONS CORPORATION OF AMERICA
401(K) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$285,017,473	$240,460,612
ADDITIONS:		
Interest on notes receivable from participants	686,453	519,711
Transfers In	284,525	0
Dividends	3,384,362	2,205,061
Employer contributions	13,763,778	14,269,230
Participant contributions	15,267,756	16,476,893
Net appreciation in fair value of investments	23,554,993	42,681,004
Total additions	56,941,867	76,151,899
DEDUCTIONS:		
Administrative expenses	922,237	134,301
Benefits paid to participants	42,970,615	31,460,737
Total deductions	43,892,852	31,595,038
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$298,066,488	$285,017,473

See accompanying Notes to Financial Statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan" or "CCA 401(k)") is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Sponsor

The Plan's sponsor is CCA of Tennessee, LLC ("CCA of TN"), a wholly-owned subsidiary of Corrections Corporation of America ("CCA" or the "Company") and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999, to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participating Employers

The Plan qualifies as a "multiple employer" plan as described in Section 413(c) of the Internal Revenue Code. The Plan allows other affiliated employers to participate in the Plan ("Participating Employers"), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: TransCor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Georgia, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates of Georgia, PC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and, Stephen Merrill, DMD, PC.

Eligibility

Employees of the Company who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions

The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA")).

The Plan agreement indicates that the Company may provide discretionary employer "basic" and "matching" contributions. During 2014 and 2013, CCA provided a discretionary Safe Harbor matching contribution equal to 100% of each employee's eligible bi-weekly compensation, up to 5% of the employee's eligible bi-weekly compensation. CCA did not provide a discretionary basic contribution during 2014 or 2013. CCA did provide a non-elective fringe contribution to certain employees at "Service Contract Act" ("SCA") locations in 2014 and 2013. Those non-elective contributions are 100% vested immediately.

Plan sponsor and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon and any Safe Harbor employer matching contributions after 2012. Vesting in employer contributions for years prior to 2012, is based on years of service. All active participants become vested in employer contributions made and investment earnings (losses) thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability, or upon attainment of the Plan's retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement, or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of the Company common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by the Company in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the plan administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by the Company. A hardship can only be taken from the amounts accumulated in the participant's account through employee deferral contributions.

Forfeitures
Amounts not vested upon termination of employment are forfeited by participants and may be used to fund the Company's matching or basic contributions. At December 31, 2014 and 2013, unallocated non-vested accounts totaled approximately $10,000 and $19,000, respectively. During the years ended December 31, 2014 and 2013, total forfeitures of $60,000 and $114,000, respectively, were used to reduce employer contributions made during the 2014 and 2013 Plan years.

Notes Receivable from Participants
A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant's account. Each loan bears an interest rate of prime plus 1% and is fixed over the life of the note. The interest rates on outstanding loans as of December 31, 2014, ranged from 4.25% to 6.00%.

Plan Termination
Although it has not expressed any intention to do so, the Company may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants' interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians
Ascensus Trust Company, formerly Frontier Trust Company ("Trustee") serves as the Plan's trustee. Ascensus Trust Company also serves as the Plan's custodian for all Plan assets except those invested in the Company common stock. Mid Atlantic Trust is the custodian for Plan assets invested in the Company common stock fund. (Collectively, Ascensus Trust Company, and Mid Atlantic Trust are referred to as the "Custodians").

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
Investments are carried at market value as determined on the last day of the Plan year. See Note D for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
In late 2013, the plan entered into new fee agreements with both Ascensus and Wells Fargo. All sub-TA and 12b-1 fees are deposited into the AFCA and then Ascensus and Wells Fargo are paid quarterly based on the signed fee agreements. Other plan eligible expenses are also paid from the AFCA. If the plan does not have adequate funds in the Administrative Fee Credit Account (AFCA), all participants' accounts would be charged a quarterly administrative fee to cover those administrative costs. All administrative costs not covered by this charge are borne by the Company and, therefore, are not included in the accompanying statements of changes in net assets available for benefits.

Risks and Uncertainties
Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Additionally, as of both December 31, 2014 and 2013, approximately 24%, of the Plan's investments were held in the Plan sponsor's common stock. As such, the underlying value of the overall investment holdings is dependent on the performance of the Company's common stock and the market's evaluation of such performance.

NOTE C - INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2014, the Plan had 17 investment options, consisting of 15 mutual funds, a common collective trust fund, and the Company common stock. These investment options are described as follows:

1. **The Morley Stable Value Fund** – a common collective trust fund that seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2. **Intermediate Bond Fund of America** – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in debt securities with high quality ratings. The fund maintains a portfolio having a dollar-weighted average maturity of no less than three years and no greater than five years under normal market conditions.

3. **Washington Mutual Investors Fund** – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4. **American Balanced Fund** – a mutual fund that seeks conservation of capital, current income, and long-term growth of capital and income by investing in stocks, bonds, and securities issued and guaranteed by the U.S. government.

5. **AllianzGI Focused Growth Fund** – a mutual fund that seeks capital preservation. This fund normally invests in equity securities of U.S companies with market capitalizations of at least $1 billion. The fund may invest up to 20% of assets in non-U.S. securities (but no more than 10% in one non-U.S. country or 10% in emerging market securities).

6. **Prudential Jennison Mid-Cap Fund** – a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity and equity-related securities of medium-sized companies with the potential for above-average growth.

7. **EuroPacific Growth Fund** – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. The fund may also invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

8. **Vanguard Institutional Index Fund** – a mutual fund that seeks to replicate the total return of the S&P 500 Index, before fees and expenses. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that comprise the S&P index holding each stock in approximately the same proportion as its weighting in the index.

9. **Growth Fund of America** – a mutual fund that seeks long-term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that appear to offer superior opportunities for growth of capital. It may also invest a portion of its assets in securities of issuers domiciled outside the United States.

10. **Columbia Small Cap Value Fund** – a mutual fund that seeks long-term capital growth. This fund normally invests at least 80% of assets in common stocks issued by domestic companies with market capitalizations equal to or less than the largest stock in the Russell 2000 Value Index. It may invest up to 20% of its total assets in foreign securities.

11. **Company Common Stock** – Corrections Corporation of America common stock.

12. **Principal LifeTime Strategic Income Fund** – a mutual fund that seeks current income and as a secondary objective, capital appreciation. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors seeking current income and secondarily capital appreciation.

13. **Principal LifeTime 2010 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

14. **Principal LifeTime 2020 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

15. **Principal LifeTime 2030 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It

allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

16. **Principal LifeTime 2040 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

17. **Principal LifeTime 2050 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

The stated objectives of these funds, which may change from time to time, are not necessarily indicators of actual performance.

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2014 and 2013, is as follows:

	2014
Washington Mutual Investors Fund	$29,356,930
American Balanced Fund	$34,453,632
Morley Stable Value Fund	$15,416,873
AllianzGI Focused Growth Fund	$21,423,245
Prudential Jennison Mid-Cap Fund	$15,917,293
Company Common Stock	$71,647,422

	2013
Washington Mutual Investors Fund	$28,732,698
American Balanced Fund	$34,613,791
Morley Stable Value Fund	$15,827,874
AllianzGI Focused Growth Fund	$20,173,206
Prudential Jennison Mid-Cap Fund	$16,047,536
EuroPacific Growth Fund	$15,174,950
Company Common Stock	$67,893,451

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2014	2013
Washington Mutual Investors Fund	$ 2,493,617	$ 6,501,323
Morley Stable Value Fund	61,634	65,315
Prudential Jennison Mid-Cap Fund	1,360,120	3,468,659
Vanguard Institutional Index Fund	1,402,081	2,428,042
Intermediate Bond Fund of America	55,358	(204,985)
EuroPacific Growth Fund	(584,605)	2,400,773
American Balanced Fund	2,399,897	5,605,274
Growth Fund of America	1,154,576	3,109,699
Columbia Small Cap Value Fund	239,080	2,159,042
AllianzGI Focused Growth Fund	1,757,210	5,762,620
Principal LifeTime Strategic Income Fund	29,736	44,995
Principal LifeTime 2010 Portfolio	61,789	200,884
Principal LifeTime 2020 Portfolio	213,840	842,446
Principal LifeTime 2030 Portfolio	235,632	1,032,928
Principal LifeTime 2040 Portfolio	150,253	619,919
Principal LifeTime 2050 Portfolio	91,500	326,595
Company Common Stock	12,433,275	8,317,475
	$23,554,993	$42,681,004

NOTE D - FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

1. *Common stock*: Valued at the closing price reported on the active market on which the individual security is traded.

2. *Mutual funds*: Valued at the net asset value of shares held by the Plan at year end in an active market.

3. *Common collective trust fund:* The value of the Plan's interest in the Morley Stable Value Fund is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan. Distributions for benefit payments and transfer of funds shall be made 30 days after written notification has been received. Withdrawals

other than distributions and transfers of funds require a 12-month advance written notice.

Investments in collective trust funds that include benefit-responsive investment contracts are presented at fair value in the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of these investments also is presented on the face of the statement of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:

Fair Value Measurements as of December 31, 2014, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 14,200,235			$ 14,200,235
Balanced funds	34,453,632			34,453,632
Growth (large) funds	64,693,811			64,693,811
Growth (mid) funds	15,917,293			15,917,293
Growth (small) funds	8,907,565			8,907,565
Growth (international) funds	14,302,205			14,302,205
Multi-asset funds	29,843,453			29,843,453
Bond funds	8,256,915			8,256,915
Other funds	3,105,863			3,105,863
Total mutual funds	193,680,972			193,680,972
Common stock	71,647,422			71,647,422
Common collective trust fund		15,416,874		15,416,874
Total assets at fair value	$ 265,328,394	$ 15,416,874	$	$ 280,745,268

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

Fair Value Measurements as of December 31, 2013, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 11,520,613			$ 11,520,613
Balanced funds	34,613,791			34,613,791
Growth (large) funds	61,480,291			61,480,291
Growth (mid) funds	16,047,536			16,047,536
Growth (small) funds	9,196,158			9,196,158
Growth (international) funds	15,174,950			15,174,950
Multi-asset funds	24,809,670			24,809,670
Bond funds	8,202,615			8,202,615
Other funds	2,993,522			2,993,522
Total mutual funds	184,039,146			184,039,146
Common stock	67,893,451			67,893,451
Common collective trust fund		15,827,874		15,827,874
Total assets at fair value	$ 251,932,597	$ 15,827,874	$	$ 267,760,471

NOTE E - FEDERAL INCOME TAX STATUS

Effective January 1, 2012, the Plan was amended and restated. A new IRS determination letter has not been received. The Company believes that the plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and that the plan continues to qualify under IRC Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2014.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

In December 2013, the plan administrator was notified by the Internal Revenue Service that the plan had been randomly selected for an examination of the 2011 plan year. This audit was conducted in the first quarter of 2014. Written and official documentation related to the outcome of the examination was received by the plan administrator and no action was required by the plan as a result of this audit.

There are currently no audits, except as noted above, for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE F - RELATED PARTY TRANSACTIONS

Frontier Trust Company is the trustee and custodian of the Plan for all plan assets except those invested in Company common stock, and Mid Atlantic Trust is the custodian of the Company common stock. Therefore, transactions with these parties qualify as party-in-interest transactions. The Plan also held notes receivable from participants which also qualify as party-in-interest transactions.

NOTE G - RECONCILIATION TO FORM 5500

As of December 31, 2014 and 2013, the Plan had $1,017,028 and $2,085,273 respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2014 and 2013, per the financial statements to the Form 5500.

	Benefits Payable		Net Assets Available for Benefits	
	2014	2013	2014	2013
Per the financial statements	$ -	$ -	$298,066,488	$285,017,473
Amounts allocated to withdrawing participants	1,017,028	2,085,273	(1,017,028)	(2,085,273)
Per the Form 5500	$ 1,017,028	$ 2,085,273	$297,049,460	$282,932,200

The following is a reconciliation of benefit distributions for the years ended December 31, 2014 and 2013, per the financial statements to the Form 5500.

	Benefits Distributions	
	2014	2013
Per the financial statements	$42,970,615	$31,460,737
Add: Amounts allocated to withdrawing participants at end of year	1,017,028	2,085,273
Deduct: Amounts allocated to withdrawing participants at end of prior year	(2,085,273)	(746,009)
Per the Form 5500	$ 41,902,370	$ 32,800,001

NOTE H - LIMITATION ON COMPANY STOCK FUND ELECTIONS AND TRANSFERS INTO THE COMPANY STOCK FUND

The Plan Administrative Committee, with the approval of the Plan sponsor's Board of Directors, implemented a limit on the percentage of new contributions that plan participants are permitted to invest in the Company stock fund. Transfers into the Company stock fund from the Plan's other funds are also subject to the same limitation.

Twenty-five percent (25%) is the maximum percentage of a participant's new contributions that are permitted to be invested in the Plan's Company stock fund. Requests to transfer funds into the Company stock fund will not be permitted if, at the time of transfer, the transfer would cause the participant's Company stock fund balance to exceed 25% of the participant's total plan balance.

SUPPLEMENTAL SCHEDULE

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 62-1806755, Plan 001
SCHEDULE H, LINE 4i
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value **
*Frontier Trust Company	Interest bearing cash	$ 1,847,651
*Mid Atlantic Capital Corporation	Mid Atlantic Capital Corporation Unitized Account	1,258,211
The American Funds Group	Intermediate Bond Fund of America	8,256,915
The American Funds Group	American Balanced Fund	34,453,632
The American Funds Group	Washington Mutual Investors Fund	29,356,930
The American Funds Group	EuroPacific Growth Fund	14,302,205
Allianz Funds	AllianzGI Focused Growth Fund	21,423,245
The American Funds Group	Growth Fund of America	13,913,639
Columbia Funds	Columbia Small Cap Value Fund	8,907,565
Vanguard Investment	Vanguard Institutional Index Fund	14,200,235
Prudential Investments	Prudential Jennison Mid-Cap Fund	15,917,293
Morley Financial	Morley Stable Value Fund	15,416,873
Principal Financial	Principal Lifetime Strategic Income Fund	972,167
Principal Financial	Principal Lifetime 2010	2,250,944
Principal Financial	Principal Lifetime 2020	8,161,394
Principal Financial	Principal Lifetime 2030	9,303,311
Principal Financial	Principal Lifetime 2040	5,266,958
Principal Financial	Principal Lifetime 2050	3,888,679
*CCA	Company Common Stock	71,647,422
*Various plan participants	Notes receivable from participants (interest rates from 4.25% to 6.00%)	16,686,179
	Total Investments	$297,431,448

* Indicates party-in-interest.

** Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401(k) Savings and Retirement Plan

Date: June 16, 2015



By:

Name: David Garfinkle

Title: Executive Vice President, Chief Financial Officer and Treasurer of CCA of Tennessee, LLC, the Plan Administrator, and of Corrections Corporation of America, the sole member of CCA of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits
23.1	Consent of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm


HA
&C

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-157999) pertaining to the Corrections Corporation of America 401(k) Savings and Retirement Plan of our report dated June 16, 2015, with respect to the financial statements and supplemental schedule of the Corrections Corporation of America 401(k) Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2014.

Hancock Askew & Co., LLP

Hancock Askew & Co., LLP

Norcross, Georgia
June16, 2015

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

www.hancockaskew.com

275 Scientific Drive
Suite 2500
Norcross, GA 30092
T | 770-246-0793
F | 678-992-1515